November 22, 2021 VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Cheryl Brown

Re:	Gatos Silver, Inc. Registration Statement on Form S-3 Registration No. 333-261081

Dear Ms. Brown:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 (File No. 333-261081) (the “Registration Statement”) of Gatos Silver, Inc. We respectfully request that the Registration Statement be declared effective as of 2:00 p.m., Eastern time, on November 24, 2021, or as soon as practicable thereafter.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Davis Polk & Wardwell LLP, by calling Richard D. Truesdell, Jr. at (212) 450-4674 or David Li at (212) 450-3861.

Thank you for your assistance in this matter.

Sincerely,

Gatos Silver, Inc.
By:	/s/ Adam Dubas
Name: Adam Dubas
Title: Chief Administrative Officer